Exhibit 99.9

WHISTLEBLOWER POLICY OF TY AM GROUP (HOLDINGS) LTD

This Whistleblower Policy (this “Policy”) has been adopted by the board of directors (the “Board”) of TY AM Group (Holdings) Ltd (the “Company”) to govern the receipt, retention, and treatment of complaints regarding the Company’s accounting, internal accounting controls, or auditing matters, and to protect the confidential, anonymous reporting of employees concerns regarding questionable financial and commercial practices.

I.	POLICY

It is the policy of the Company to treat complaints about accounting, internal accounting controls, auditing matters, or questionable financial and commercial practices (“Complaints”) seriously and expeditiously.

Employees will be given the opportunity to submit for review by the Company confidential and anonymous Complaints, including without limitation, the following:

●	fraud against investors, securities fraud, mail or wire fraud, bank fraud, or fraudulent statements to the U.S. Securities and Exchange Commission (the “SEC”) or members of the investing public;

●	violations of SEC rules and regulations applicable to the Company and related to accounting, internal accounting controls and auditing matters;

●	intentional error or fraud in the preparation, review or audit of any financial statement of the Company;

●	significant deficiencies in or intentional non-compliance with the Company’s internal accounting controls;

●	corruption or bribery in any form, including the offering or payment of bribes, kickbacks or any other improper benefits to actual or potential customers, agents, contractors, suppliers, government officials, employees of these entities or any other party;

●	retaliation against an employee who submits a complaint – examples include statements, conduct or actions involving discharging, demoting, suspending, threatening, harassing or in any other manner discriminating against an employee who submits a complaints in good faith in accordance with this policy; and

●	any other conduct that is in violation of the Company’s Code of Business Conduct and Ethics.

If requested by the employee, the Company will protect the confidentiality and anonymity of the employee to the fullest extent possible, consistent with the need to conduct an adequate review. Vendors, customers, business partners and other parties external to the Company will also be given the opportunity to submit Complaints; however, the Company is not obligated to keep Complaints from non-employees confidential or to maintain the anonymity of non-employees.

Complaints will be reviewed by the Audit Committee of the Board (the “Audit Committee”) or such other persons as the Audit Committee determines to be appropriate.

The Company will abide by all laws that prohibit retaliation against employees who lawfully submit complaints under this Policy. However, anyone filing a Complaint concerning a violation or suspected violation must be acting in good faith and have reasonable grounds for believing the information disclosed indicated a violation. Any allegations that prove not to be substantiated and which prove to have been made maliciously or knowingly to be false will be viewed as a serious disciplinary offense.

In the event that the Company contracts with a third party to handle Complaints or any part of the complaint process, the third party will comply with this Policy.

II.	PROCEDURES

Receipt of Written Complaints

Any person may submit a Complaint by contacting the Audit Committee or the Compliance Officer (as defined below) in person, in writing, by email or by telephone. Employees submitting this information need not provide their name or other personal information and reasonable efforts will be used to conduct the investigation that follows from a Complaint from an employee in a manner that protects the confidentiality and anonymity of the employee submitting the Complaint.

If an employee feels uncomfortable about a situation or has any doubts about whether it is consistent with the Company’s ethical standards, seek help. The Company encourages employees to contact their supervisors for help first. If a supervisor cannot answer the question or if employees do not feel comfortable contacting their supervisors, they should contact the Compliance Officer or the Audit Committee.

Treatment of Complaints

1.

Unless otherwise directed by the Audit Committee, a Complaint made under this Policy shall be directed to the Compliance Officer of the Company (the “Compliance Officer”), who shall report directly to the Audit Committee on such matters. The Company has appointed Kwun Lik Edward Chan, as the Compliance Officer. The Compliance Officer can be reached by e-mail at cfo@ty-property.com.

2.	The Compliance Officer shall review the Complaint, and may investigate it himself/herself or may assign another employee, outside counsel, advisor, expert (including internal auditing staff) or third-party service provider (including the external auditor) to investigate, or assist in investigating the Complaint. The Compliance Officer may direct that any individual assigned to investigate Complaint work at the direction of or in conjunction with the Compliance Officer or any other attorney in the course of the investigation.

3.	Unless otherwise directed by the Compliance Officer, the person assigned to investigate will conduct an investigation of the Complaint and report his or her findings or recommendations to the Compliance Officer. If the investigator is in a position to recommend appropriate disciplinary or corrective action, the investigator also may recommend disciplinary or corrective action.

4.	If determined to be necessary by the Compliance Officer or the Audit Committee, the Company shall provide for appropriate funding, as determined by the Compliance Officer or the Audit Committee, to obtain and pay for additional resources that may be necessary to conduct the investigation, including, but not limited to, retaining outside counsel and/or other advisor(s); provided that funding in excess of US$100,000 with respect to the investigation of any individual Complaint must be approved by the Audit Committee.

5.	At least once per calendar quarter and whenever deemed necessary by the Compliance Officer, the Compliance Officer shall submit to the Audit Committee, and to any other member of Company management designated by the Audit Committee, a report that summarizes each Complaint made within the last 12 months and shows specifically: (a) the complainant (unless anonymous, in which case the report will so indicate), (b) a description of the substance of the Complaint, (c) the status of the investigation, (d) any conclusions reached by the investigator, and (e) findings and recommendations.

6.	At any time with regard to any Complaint, the Compliance Officer, after obtaining approval from the Audit Committee, may specify a different procedure for investigating and treating such a Complaint.

Access to Reports and Records and Disclosure of Investigation Results

All reports and records associated with Complaints are considered confidential information and access will be restricted to members of the Audit Committee and the Board, employees of the Company or outside counsel involved in investigating a Complaint as contemplated by this Policy. Access to reports and records may be granted to other parties at the discretion of the Audit Committee.

Complaints and any resulting investigations, reports or resulting actions will generally not be disclosed to the public except as required by any legal requirements or regulations or by any corporate policy in place at the time.

Retention of Records

All Complaints and documents relating to such Complaints made through this Policy shall be retained for at least five years from the date of the complaint, after which the information may be destroyed unless the information may be relevant to any pending or potential litigation, inquiry, or investigation, in which case the information may not be destroyed and must be retained for the duration of that litigation, inquiry, or investigation and thereafter as necessary.